20013018

UNITEDSTATES
'ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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\NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantella & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Main St. 3rd Floor
(No. and Street)

Malden	MA	02148
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Lanstein (617) 521-8630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
JUN 05 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Lanstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantella & Co., Inc., as of March 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

NICHOLAS A. FUSCO
MY COMMISSION EXPIRES December 4, 2026
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cantella & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cantella & Co., Inc., (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cantella & Co., Inc. as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cantella & Co., Inc.'s auditor since 1993.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 29, 2020

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

ASSETS

Cash	$ 402,442
Receivables from broker/dealers	3,083,290
Securities owned, at fair value	2,704,305
Other receivables	182,585
Furniture, equipment, software and leasehold improvements, at cost (net of $1,090,552 accumulated depreciation and amortization)	85,563
Right-of-use asset (net of accumulated amortization of $317,046)	227,171
Other assets	229,881
TOTAL ASSETS	$ 6,915,237

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 196,537
Payables to brokers/dealers	1,121,161
Commissions payable	2,843,106
Securities sold, not yet purchased	487
Lease liability	231,936
Total Liabilities	$ 4,393,227
SHAREHOLDER'S EQUITY	
Common stock, no par value; 12,500 shares authorized, 10,003 shares issued, 5,505 shares outstanding	$ 891,053
Additional paid-in capital	1,985,058
Retained earnings (deficit)	(354,101)
Total Shareholder's Equity	$ 2,522,010
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,915,237

The accompanying notes are an integral part of this financial statement.

CANTELLA & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Cantella & Co., Inc. (the "Company"), a wholly owned subsidiary of Cantella Management Corp., (CMC) was incorporated under the laws of the state of Massachusetts on May 22, 1979. The Company is registered as a broker/dealer and an investment adviser with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and investment advisory services.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission revenue and related expense arising from securities transactions are recorded on a settlement date basis, an industry standard. Revenue from investment advisory fees are generally billed and collected at the beginning of each month or calendar quarter and recognized over the respective period.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2020.

Securities Owned and Sold, Not Yet Purchased – Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective April 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset and corresponding lease liability, of $544,217 and $545,742, respectively, on the Statement of Financial Condition. The standard did not materially impact operating results or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 9.

Depreciation and Amortization – Depreciation and amortization of furniture, equipment, software and leasehold improvements is provided using the straight-line method over estimated useful lives of three, five and ten years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at three financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any loss in such accounts.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been used to value exchange traded funds and equity securities. Level 2 inputs have been used to value municipal bonds, U.S. government bonds, and corporate bonds. These securities consist of the following:

NOTE 2 - FAIR VALUE MEASUREMENT- *(Continued)*

	Securities Owned	Securities Sold, Not Yet Purchased
Municipal Bonds	$ 1,952,299	$ -0-
U.S. Government Bonds	135,293	-0-
Corporate bonds	12,255	-0-
Exchange Traded Funds	501,351	-0-
Equity Securities	103,107	487
Total	$ 2,704,305	$ 487

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - RELATED PARTIES

The Company is affiliated through common ownership and management with an insurance entity. During the year ended March 31, 2020, the Company paid $546,420 to this insurance entity for premiums, which is included in other operating expenses on the statement of operations.

The Company is also affiliated with a separate entity in which it leases a single family residence (See Note 9).

NOTE 4 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated calendar year basis with the income or loss of CMC and the Parent of CMC. CMC is a wholly-owned subsidiary of the Parent. The consolidated 2019 tax return had a net operating loss carryforward of approximately $303,000 which expires at various dates through 2034. The NOL carryforward is subject to a usage limitation.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

NOTE 5 - 401(k) PLAN

The Company has adopted a profit sharing plan with provisions under Internal Revenue Code section 401(k) whereby employees may contribute up to 100% of their compensation within specified legal limits. The Company may make matching and additional discretionary contributions to the plan. To be eligible under the plan, employees must be 21 years of age or older, work a minimum of 1000 hours per year and be employed by the Company on the last day of plan year. Company contributions to the plan for the year ended March 31, 2020 were $37,440. The plan is based on a calendar year.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at March 31, 2020, the Company had net capital of $1,803,027 and a net capital requirement of $250,000.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading and investment activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amounts of risk.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – *(Continued)*

The credit risk for TBA's, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. For Company sales, they record these obligations in the statement of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the sale date.

To facilitate securities transactions, including the aforementioned transactions, the Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers.

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. Pursuant to the terms of the agreements, the Company has deposits totaling $356,486 with the Clearing Broker/dealers to assure the Company's performance under the agreements. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – *(Continued)*

Under the terms of two of the Clearing Broker/dealer agreements, the Company is prohibited from entering into similar agreements with other Clearing Broker/dealers without prior written consent from these Clearing Broker/dealers. One of these agreements also provides that prior written notification be made if any additional representatives of the Company (after effective date of agreement) establish and introduce customers through any other Clearing Broker/dealer.

All of the Clearing Broker/dealer agreements provide for minimum net capital requirements, insurance coverage, deposit requirements and other miscellaneous provisions.

NOTE 8 - OTHER AGREEMENT

Third Party Broker Agreement - The Company has an agreement with another broker/dealer (third party broker) whereby the third party broker will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (See Note 7). This is commonly referred to as a piggyback arrangement. The third-party broker receives commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. Either party may terminate the agreements at any time with thirty days prior written notice.

NOTE 9 - COMMITMENTS

The Company has an obligation as a lessee for office space with the initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The operating lease is included in the ROU asset and lease liability, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

NOTE 9 – COMMITMENTS – *(Continued)*

The Company leases its office space under an operating agreement that expires December 2020.

The components of lease cost for the year ended March 31, 2020 are as follows:

Operating lease cost	$ 329,709
Variable lease cost	25,455
Short-term lease cost	145,000
Total lease cost	$ 500,164

Other information related to the operating lease at March 31, 2020:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liability:
Operating cash flow from operating lease $326,469

ROU asset obtained in exchange for lease obligation:
Operating lease $ 544,217

Reductions to ROU asset resulting from reductions to lease obligation:
Operating lease $ (317,046)

Weighted average remaining lease term:
Operating lease - 9 months

Weighted average discount rate:
Operating lease - 5 %

Maturities of the lease liability under the noncancelable operating lease as of March 31, 2020 is as follows:

Year Ended March 31,	Total
2020	$ 252,046
Total undiscounted lease payments	$ 252,046
Less: Imputed interest	(20,110)
Total lease liability	$ 231,936

The Company is obligated under a software licensing agreement which expires in May 2022. Annual minimum amounts due are $200,000 in 2020, $250,000 in 2021 and $250,000 in 2022.

On July 1, 2019, the Company entered into a month-to-month lease for a single family residence. Monthly rent for the residence is $5,000. For the year ended March 31, 2020, rent expense was $45,000.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment advisory fees - Advisory fee revenue represents fees charged to advisors 'clients'. The Company provides ongoing investment advice and administrative services for these accounts. This revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract.

Asset-based revenue - Asset-based revenue is comprised of fees from the Company's cash sweep programs, which consists of fees from its money market cash sweep vehicles. Money market cash sweep fees are generated based on balances in advisors' clients' money market cash sweep accounts. These fees are paid and recognized over time. The Company is principal in these arrangements and recognizes revenue from money market cash sweep fees on a gross basis.

Commissions and concessions - The Company generates two types of commission and concession revenue: sales-based revenue that is recognized on the settlement date, an industry standard, and trailing revenue that is recognized over time as earned. Sales-based revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents commissions and concessions revenue by major source:

Fixed Income – Sales-based	$ 8,167,681
Equities – Sales-based	3,841,579
Variable and Fixed Annuities – Sales-based & Trailing	5,689,312
Mutual Funds – Sales-based & Trailing	6,979,805
Miscellaneous – Sales-based	2,325,430
Total Commissions and Concessions	$27,003,807

For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings.

NOTE 11 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, and the industry in general, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.